Icahn Enterprises L.P.

July 5, 2011

VIA ELECTRONIC TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Icahn Enterprises L.P.
Form 10-K for the fiscal year ended December 31, 2010
Filed on March 8, 2011
File No. 1-9516

Dear Ms. Cvrkel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated June 21, 2011 with respect to the Annual Report on Form 10-K of Icahn Enterprises L.P., a Delaware limited partnership (the “Company”), for the fiscal year ended December 31, 2010 (the “Comment Letter”).
We are writing to respond to the comments contained in the Comment Letter. For your convenience, the Staff's comments have been retyped below in boldface type, and the Company's responses are provided immediately after each comment.

Form 10-K for the fiscal year ended December 31, 2010

Notes to the Financial Statements

Note 3. Acquisitions

Investment in Tropicana, page 131

1.    We note from your response to our prior comment eight that the fair value of the 12,870,446 shares of Tropicana's common stock that were held just prior to the acquisition of the controlling interest in Tropicana was $177 million, or $13.75 per share which was based upon the purchase price of the additional shares in an arm's length, private transaction. However, you also indicate in your response that the fair value at acquisition date of the 12,870,446 previously held shares of Tropicana's common stock pursuant to ASC 805 was $251 million. Please explain to us in further detail the reason for the difference in the two fair values, as it appears they were both calculated as of November 15, 2010 and why it you believe the fair value of $19.50 per share is appropriate for calculating the gain or loss in the transaction. Furthermore, it is unclear to us how the calculation of gain has been calculated in accordance with ASC 805. ASC 805-10-25-10 requires you to remeasure the previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. In this regard, we believe the gain or loss should be the difference between the carrying amount of the equity interest prior to acquisition date and the fair value of this interest determined as of the acquisition date. Please tell us the carrying amount of your equity interest prior to the acquisition date and explain to us how that amount has been considered in your calculation of the gain or loss. We may have further comment upon receipt of your response.

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 Fax (212) 750-5841
NYSE - IEP

The Company clarifies that the carrying value of the 12,870,446 shares of Tropicana's common stock that were held just prior to the acquisition of the controlling interest in Tropicana was $177 million.
The purchase of the additional 668,000 shares of Tropicana's common stock on November 15, 2010 brought the Company's interest in Tropicana to 51.5% of the total outstanding shares of Tropicana common stock and required the Company to consolidate Tropicana's results effective November 15, 2010. As previously discussed, the Company applied purchase accounting to determine the fair value of the assets acquired and liabilities assumed in accordance with ASC Topic 805, Business Combinations, utilizing various valuation methodologies, including guideline public company analysis, multiples of current earnings and projected discounted future cash flows. Based on such valuations, the Company determined that the fair value of Tropicana was $513 million at November 15, 2010, or equivalent to approximately $19.50 per share based on the total 26,312,500 shares of Tropicana common stock outstanding as of November 15, 2010.
As required by ASC Topic 805, we remeasured the previously held equity interest in Tropicana at its acquisition-date fair value to be $251 million (12,870,446 shares multiplied by $19.50). This resulted in a gain of $74 million which was calculated as the difference between the fair value of the equity interest in Tropicana determined in our valuation as of the acquisition date ($251 million) and the carrying amount of the equity interest prior to acquisition date ($177 million).

2.    We note in response to our prior comment nine you explain how the fair value of Tropicana non-controlling interests of $237 million was determined at November 15, 2010. Please confirm that you will include a disclosure similar to provided in your response to us in the notes to the financial statements in future filings.

The Company will include a disclosure of how it determined the fair value of Tropicana's non-controlling interests of $237 million at November 15, 2010 in future filings.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/Dominick Ragone

Dominick Ragone
Chief Financial Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P.

cc:    Daniel A. Ninivaggi (Icahn Enterprises L.P.)

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 Fax (212) 750-5841
NYSE - IEP